Uche D. Ndumele

212.536.4802
Fax: 212.536.3901
undumele@klng.com

June 13, 2006

Via Edgar Transmission and FedEx

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Finity Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed May 31, 2006
File No. 0-30556

Dear Ms. Jacobs:

On behalf of Finity Holdings, Inc. (“Finity” or the “Company”), we hereby submit Finity’s response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 9, 2006 regarding the above-referenced Revised Preliminary Proxy Statement on Schedule 14A. For the convenience of the Staff, we have included the Staff’s comment below followed by the Company’s corresponding response.

Revised Preliminary Proxy Statement on Schedule 14A

1.
We note your response to comment 4 of our letter dated May 8, 2006. Please provide us additional detail as to your analysis that financial statements for PEMMS are not required. Please address whether all of the conditions set forth in Item 310(c)(2) of Regulation S-B do not exceed the 20 percent threshold set forth in Item 310(c)(3)(i).

Response

•
Pursuant to Item 310(c)(2)(i), the investment by Flagship Patient Advocates, Inc. (“Flagship”) in PEMMS, Ltd. (“PEMMS”), valued at $150,000, based on the value from a Flagship private placement financing that closed on January 30, 2006 with an unrelated party, is 11.8% of Flagship’s consolidated assets as of December 31, 2005.

•
Pursuant to Item 310(c)(2)(ii), Flagship’s assets totaled $1,240,866 at December 31, 2005 and the assets of PEMMS totaled $29,156 at December 31, 2005. Accordingly, PEMMS’ proportionate share of the total consolidated assets is less than 3% of the total consolidated assets.

Ms. Barbara C. Jacobs
Division of Corporation Finance
May 31, 2006

•
Pursuant to Item 310(c)(2)(iii), Flagship had a net loss of $7,599,177 for the year ended December 31, 2005 and PEMMS had a loss of $24,531 for the same period. Accordingly, PEMMS proportionate share of the consolidated loss for the year ended December 31, 2005 is less than 1% of the consolidated loss of Flagship.

From and after the closing of the Share Exchange between Flagship and Finity, the operations of Flagship shall be the only operations of Finity. Since Flagship's historical financial statements will be those presented for Finity after the closing of the Share Exchange, it is appropriate to use Flagship's financial statements in this evaluation  in determining that all of the conditions set forth in Item 310(c)(2) of Regulation S-B do not exceed the 20% threshold set forth in Item 310(c)(3)(i).

The sources of the information used to generate the calculations above include the audited financial statements of Flagship as of and for the year ended December 31, 2005 and the unaudited financial statements of PEMMS as of and for the year ended December 31, 2005 provided to us by the management of PEMMS.

Very truly yours,

/s/ Uche D. Ndumele
Uche D. Ndumele

cc: Via Facsimile

Philip Barak
Finity Holdings, Inc.
Facsimile: (212) 340-9101